UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No._______)*

Prime Motor Inns Limited Partnership
(Name of Issuer)

Units of limited partnership interest
(Title of Class of Securities)

741563209
(CUSIP Number)

Dilworth, Paxson, Kalish & Kauffman LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103
(215) 575-7500
Attn:  Lawrence G. McMichael, Esq. and Merritt A. Cole, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.741563209                              Page 2 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Martin W. Field

2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*   (a) [x]**
                                                         (b) [_]
     ** only until 10/14/97

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [_]

     N/A

6    CITIZENSHIP

     United States

Number of             7              SOLE VOTING POWER         -0-
Shares
Beneficially          8              SHARED VOTING POWER       99,500
Owned by
Each                  9              SOLE DISPOSITIVE POWER    -0-
Reporting
Person                10             SHARED DISPOSITIVE POWER  99,500
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               99,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                 [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.5% (5.4% until 10/14/97)

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.741563209                              Page 3 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kathleen P. Field

2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*   (a) [x]**
                                                         (b) [_]
     ** only until 10/14/97

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [_]

     N/A

6    CITIZENSHIP

     United States

Number of           7                   SOLE VOTING POWER         -0-
Shares
Beneficially        8                   SHARED VOTING POWER       99,500
Owned by
Each                9                   SOLE DISPOSITIVE POWER    -0-
Reporting
Person              10                  SHARED DISPOSITIVE POWER  99,500
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          99,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                 [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5% (5.4% until 10/14/97)

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.741563209                              Page 4 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph Selig

2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*   (a) [x]**
                                                         (b) [_]
     ** only until 10/14/97
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [_]

     N/A

6    CITIZENSHIP

     United States

Number of         7                   SOLE VOTING POWER         -0-
Shares
Beneficially      8                   SHARED VOTING POWER       -0-
Owned by
Each              9                   SOLE DISPOSITIVE POWER    -0-
Reporting
Person            10                  SHARED DISPOSITIVE POWER  -0-
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                 [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0% (5.4% until 10/14/97)

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

STATEMENT ON SCHEDULE 13D

Item 1.   Security and Issuer.
------    -------------------

     This Statement on Schedule 13D (this "Statement") relates to units of limited partnership interest (the "Units") of Prime Motor Inns Limited Partnership, a limited partnership organized under the laws of the State of Delaware (the "Issuer").

     The address of the principal executive offices of the Issuer is: c/o WHI, 4243 Hunt Road, Cincinnati, Ohio 45242.

Item 2.   Identity and Background.
------    -----------------------

     Set forth below is certain information concerning each of the persons (three individuals) filing this Statement (the "Reporting Persons").

          (a) Name:  Martin W. Field
              ----

          (b) Business Address: c/o Valley Forge Hilton, 251 West DeKalb Pike,
              ----------------
              King of Prussia, PA 19406

          (c) Principal Occupation: Real estate developer and manager. Valley
              --------------------
              Forge Hilton (Hotel), 251 West DeKalb Pike, King of Prussia, PA 19406

          (d), (e) [See below.]

          (f) Martin W. Field is a citizen of the United States of America.

----------------------------------

          (a) Name: Kathleen P. Field
              ----

          (b) Business Address: c/o Valley Forge Hilton, 251 West DeKalb Pike,
              ----------------
              King of Prussia, PA 19406

          (c) Principal Occupation: None
              --------------------

          (d), (e) [See below.]

          (f) Kathleen P. Field is a citizen of the United States of America.

-----------------------------------

          (a) Name: Joseph Selig
              ----

          (b) Residential Address: 452 Hidden River Road, Penn Valley, PA 19072
              -------------------

          (c) Principal Occupation: Retired
              --------------------

          (d), (e) [See below.]

          (f) Joseph Selig is a citizen of the United States of America.

-----------------------------------

              The Field Family Trust is a trust established by one of the Reporting Persons, Martin W. Field, as settlor, for individual tax, estate planning and related purposes. Its address is 1 Logan Square, Philadelphia, PA 19103-6998.

-----------------------------------

   (d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

     Set forth in the table below is certain information regarding the total purchase price respectively paid by the Reporting Persons and the Trust referred to below for the Units which they are reported herein to hold. The Units reported opposite Joseph Selig's name were sold on Oct. 15, 1997 to a family trust established by one of the Reporting Persons, Martin W. Field, known as The Field Family Trust dated September 14, 1993, Joseph M. Broder, Trustee (the "Trust"). (As noted in Item 5, below, Martin W. Field and Kathleen P. Field disclaim beneficial ownership of the Units held by the Trust.)


Purchaser             No. of Units              Total Purchase Price
---------             ------------              --------------------
Martin W. Field
and Kathleen P.
Field                    99,500                       $198,469

Joseph Selig            117,600                       $144,125

The Field
Family Trust            117,600                       $147,417

     The funds used to effect the various joint purchases of Units by Martin W. Field and Kathleen P. Field (together, the "Fields") and by Joseph Selig consisted of their respective personal funds. The funds used by the Trust to effect its sole purchase of Units were provided from the assets of the Trust.

Item 4.   Purpose of Transaction.
------    ----------------------

     For purposes of this Item 4, the term "Reporting Persons" refers to Martin
W. Field and Kathleen P. Field, but not to Joseph M. Selig.

     At the request of one of the Reporting Persons, Martin W. Field, Joseph Selig purchased a total of 117,600 Units on behalf of Mr. Field during the period from June 13, 1997, through October 3, 1997. (Mr. Field had determined that, pending a continuing evaluation of certain business and credit considerations, it would be advisable to have Mr. Selig purchase such Units on his behalf, with the informal understanding that Mr. Field or his designee could purchase such Units from Mr. Selig upon Mr. Field's request.) Mr. Field subsequently recommended to the Trustee that the Trust purchase such Units from Mr. Selig. After evaluating considerations which he deemed relevant, in addition to Mr. Field's recommendation, the Trustee determined to cause the Trust to purchase the Units from Mr. Selig; the purchase of Units was effected on October 15, 1997. (The Fields disclaim beneficial ownership of the Units held by the Trust. See Item 5, below.)
       ---

     The Reporting Persons jointly purchased a total of 99,500 Units in October 1997 in open market transactions in the over-the-counter market.

     The Reporting Persons have acquired Units, directly and indirectly, as described above, because they believed that the Units were undervalued and, accordingly, constituted a good long-term investment, provided that the various financial and other problems facing the Issuer were to be promptly and aggressively addressed. The poor performance of the Issuer has resulted in, among other things: (i) the possibility that Holiday Inns, Inc. ("HII") might not renew the franchise agreements for a majority of the Issuer's inns because the inns no longer meet the required standards; (ii) the delisting of the Units by the New York Stock Exchange in June 1997; and (iii) the issuance of a "going concern" qualification by the Issuer's independent accountants, Coopers & Lybrand, LLP, in their report on the financial statements for the year ended December 31, 1997. (The troubled history of the Issuer, its poor financial condition and its operational problems are described by the Issuer in detail in the publicly available quarterly and annual reports which the Issuer has filed with the Securities and Exchange Commission.)

     The Reporting Persons believe that the Issuer could benefit from new management who would develop a comprehensive plan to address the Issuer's problems. Elements of the plan could include, among others: refinancing or restructuring the Issuer's senior indebtedness, replacing underperforming properties with stronger hotels and inns, renegotiating arrangements with HII, and reviewing the performance of the current operating manager engaged by the Issuer. Accordingly, Mr. Selig, at the Fields' request, joined with certain other Unit holders in requesting that a special meeting of the partners of the Issuer be held to vote upon: (a) the removal of Prime-American Realty Corp. ("PARC") as General Partner of the Issuer pursuant to Section 1002 (a) of the Amended and Restated Agreement of Limited Partnership of the Issuer ("Partnership Agreement"), and (b) if PARC is so removed, the election of Davenport Management Corp., wholly-owned by Jerome Sanzo, as the substitute General Partner, pursuant to Section 1002 (d) of the Partnership Agreement. The Reporting Persons understand that a notice of the special meeting has been sent to the partners of the Issuer by the General Partner. More recently, such Unit holders and the Reporting Persons have requested that an additional item be added to the agenda for the special meeting: the request that the General Partner submit to the Limited Partners a proposal for the conversion of the Partnership and its 99%-owned subsidiary, AMI Operating Partners, L.P., to a corporation in a multi-step transaction as described by the Partnership in Item 2 of the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997. However, although Martin W. Field has had discussions regarding these matters with other Unit holders or their representatives, neither the Reporting Persons nor the

Trust has any agreement with or commitment to any other person with regard to the foregoing matters, including whether to attend the special meeting, in person or otherwise, to vote their Units for or against any specific proposal.

     Neither the Reporting Persons nor the Trust has any contract or agreement to acquire additional Units from any person. However, the Reporting Persons or the Trust may purchase or otherwise acquire additional Units (or interests therein) from time to time for the purposes described above or otherwise if Units are available at prices they consider to be favorable. The Reporting Persons anticipate that any such additional purchases would be made in ordinary open market brokerage transactions or in privately negotiated purchases; neither the Reporting Persons nor the Trust presently have any plans or proposals to acquire additional shares by means of a tender offer, merger or other transaction involving holders of Units generally.

     The Reporting Persons and the Trust anticipate that whether they, or any of them, purchase or otherwise acquire additional Units and, if so, the number of Units to be purchased by them, will depend upon their continuing evaluation of a variety of factors, including, among others, the market price of the Units; the Issuer's financial condition, business and prospects; economic and market conditions; availability of funds; personal plans; their respective financial requirements; evaluation of alternative investments and the need of funds for other purposes.

     The Reporting Persons and/or the Trust also may sell or otherwise dispose at any time or from time to time all or a portion of the Units which they respectively hold, in open market transactions, privately negotiated transactions, or otherwise, based upon the foregoing factors.

     Except as described in Item 4 of this Statement, the Reporting Persons presently do not have any plans or proposals which would relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
------    ------------------------------------

          (a) On October 6, 1997, the Reporting Persons beneficially owned a total of 217,100 Units (as determined in accordance with Rule 13d-3 under the Exchange Act). Such Units constituted approximately 5.4% of the 4,000,000 Units outstanding on December 31, 1996 (as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996). On October 15, 1997, one of the Reporting Persons, Joseph Selig, sold 117,600 Units, constituting all of the Units which he owned, to the Trust. Accordingly, on October 16, 1997, the Reporting Persons and the Trust respectively held Units as follows:

                                             Percentage of
                                             Outstanding
      Holder                   No. of Units  Units
      ------                   ------------  -------------
Martin W. Field and
Kathleen P. Field (jointly)        99,500         2.5%

The Field Family Trust/1/         117,600         2.9%

Joseph Selig                          -0-           0%


          (b) The Fields, as the joint owners of Units, jointly have the power to vote or to direct the vote and jointly have the power to dispose or to direct disposition of the Units reported herein as beneficially owned by them.

          In his capacity as sole trustee of the Trust, Mr. Broder has sole power to vote, or to direct the vote, and to dispose or to direct the disposition of, all of the Units reported herein as held by the Trust. The Trustee caused the Trust to acquire such Units at the request of Martin W. Field. The Trustee will make independent determinations regarding the voting, holding and disposition of the Units held by the Trust based, in part, on the advice of Mr. Field. The Fields disclaim beneficial ownership of the Units held by the Trust.

          (c) A description of the transactions respectively effected by each of the Reporting Persons and the Trust during the sixty days prior to the date hereof is set forth in tabular form on Schedule 1 hereto, which is incorporated herein by reference.

          (d) No person other than the Fields, as the joint owners of Units, has the right to receive and the power to direct the receipt of dividends or other distributions from, or the proceeds from the sale of, the Units reported herein as beneficially owned

------------------
     /1/ For the benefit of the children of Martin W. Field and Kathleen P. Field. Robert Broder is the sole trustee of the Trust.

by them.

          The Trust has the sole right to receive and, acting through Mr. Broder in his capacity as sole trustee of the Trust, the sole power to direct the receipt of dividends or other distributions from, or the proceeds from the sale of the Units beneficially owned by the Trust.

          (e) As noted above, on October 15, 1997, Joseph Selig sold all of the Units which he held to the Trust. The Fields disclaim beneficial ownership of the Units held by the Trust. Accordingly, each of Mr. Selig and the Fields ceased to be the beneficial owner of more than five percent of the outstanding Units on October 15, 1997.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     Except as described in Item 4 of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to Be Filed as Exhibits.
------    --------------------------------

     No documents or other materials are required to be filed as exhibits to this Statement.

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



Date:  October 17, 1997             /s/ MARTIN W. FIELD
                                    --------------------------------
                                    Martin W. Field

                                    /s/ KATHLEEN P. FIELD
                                    --------------------------------
                                    Kathleen P. Field

                                    /s/ JOSEPH SELIG
                                    --------------------------------
                                    Joseph Selig

                                  SCHEDULE 1

                                      TO

                           STATEMENT ON SCHEDULE 13D
                           -------------------------

                      Transactions in the Issuer's Units
             Effected by the Reporting Persons and the Trust From
                 August 18, 1997, Through October 16, 1997 (1)

Martin W. Field and
 Kathleen P. Field
-------------------
Date of Trans-            No. of   Type of     Price Per   Aggregate
  action                  Units     Trans.       Unit      Price (3)
--------------           -------   -------     ---------  -----------

Oct. 6, 1997              85,000    Purch.      $  2.00   $170,000.00

Oct. 14, 1997             14,500    Purch.      $1.9634   $ 28,469.30
                         -------                          -----------

       TOTAL:             99,500                          $198,469.30
                         =======                          ===========

Joseph Selig
------------


Date of Trans-            No. of   Type of     Price Per   Aggregate
  action                  Units     Trans.       Unit      Price (3)
--------------           -------   -------     ---------  -----------
Aug. 26, 1997             46,000    Purch.     $1.66      $ 76,470.40

Sept. 11, 1997            12,700    Purch.     $2.00      $ 25,400.00

Sept. 17, 1997            10,000    Purch.     $1.88      $ 18,800.00

Sept. 18, 1997             4,000    Purch.     $1.72      $  6,880.00

Oct. 3, 1997               2,500    Purch.     $2.00      $  5,000.00

Oct. 15, 1997            117,600    Sale (2)   $1.254     $147,417.09


The Field Family Trust
 Dated Sept. 14, 1993
------------------------


Date of Trans-            No. of   Type of     Price Per   Aggregate
  action                  Units     Trans.       Unit      Price (3)
--------------           -------  --------     ---------  -----------
Oct. 15, 1997            117,600  Purch.(2)     $ 1.254   $147,417.09
                         -------                          -----------

       TOTAL:            117,600                          $147,417.09
                         =======                          ===========

(1) Except as otherwise indicated, each transaction was effected from or through a broker-dealer in the over-the-counter market.

(2) This transaction was a privately negotiated sale by Joseph Selig to The Field Family Trust.

(3)  Inclusive of brokerage commissions.